UBS Global Asset Management

UBS Global Asset Management
51 West 52nd Street
New York, NY 10019-6114

Joseph J. Allessie
Deputy General Counsel
Tel: 212/882-5961
Fax: 212/882-5472

April 30, 2009

Via EDGAR
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, DC 20549

Attn: Mr. Brion R. Thompson

Re: SMA Relationship Trust (the “Trust”) File Nos. 333-104218; 811-21328

Dear Mr. Thompson:

     On behalf of the above-referenced Trust, following is the response to the Staff’s comment conveyed with regard to Post-Effective Amendment Nos. 15/17 to the Trust’s Registration Statement on Form N-1A (the “Amendment”), filed with the U.S. Securities and Exchange Commission (the “SEC”) on February 27, 2009, pursuant to Rule 485(a)(1) under the Securities Act of 1933, as amended, relating to one series of the Trust, designated Series T (the “Fund”). The comment is summarized below, followed by the Trust’s response to the comment. Capitalized terms not otherwise defined in this letter have the meanings assigned to them in the Amendment.

     Comment. Please explain why the Fund discloses that it is managed using a team approach but only lists a single portfolio manager.

     Response. The Fund lists Michael Dow as the lead portfolio manager for the Fund’s portfolio management team. As described in the portfolio manager disclosure for the Fund, Mr. Dow, as lead portfolio manager, is responsible for allocating the portfolio among the various managers and analysts, occasionally implementing trades on behalf of analysts on the team and reviewing the overall composition of the portfolio to ensure its compliance with its stated investment objectives and strategies. This disclosure complies with Item 5(a)(2) of Form N-1A, as provided for in “Disclosure Regarding Portfolio Managers of Registered Management Investment Companies” (SEC Release No. IC-26533, August 23, 2004):

   A research-driven fund may have a coordinator with responsibility for allocating the portfolio among the various managers and analysts, implementing trades on behalf of  analysts on the team, reviewing the overall composition of the portfolio to ensure its compliance with its stated investment objectives and strategies, and monitoring cash flows. In such a case, it may be appropriate for a fund to identify the coordinator as its portfolio manager. If a research-driven fund does not have such a portfolio coordinator or similar position, it may be appropriate to provide the required information for the five persons with the most significant responsibility for the day-to-day management of the fund's portfolio, for example, the managers with the largest percentages of assets under management.

Mr. Dow, as the Fund’s lead portfolio manager, is the individual that serves as the coordinator for the management of the Fund.

     In connection with the Trust’s response to the SEC Staff’s comment on the Amendment, as requested by the Staff, the Trust acknowledges that: (i) the Trust is responsible for the adequacy and accuracy of the disclosure in the Trust’s filings; (ii) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing; and (iii) the Trust may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

     Please do not hesitate to contact Jana L. Cresswell, Esquire at (215) 564-8048, if you have any questions or wish to discuss any of the responses presented above.

Very truly yours,

     /s/ Joseph J. Allessie
 Joseph J. Allessie
                                Vice President and Assistant Secretary
          SMA Relationship Trust